UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.


                              SCHEDULE 13D
                    Under the Securities Act of 1934




                     VERSAILLES CAPITAL CORPORATION
-------------------------------------------------------------------------
                            (Name of Issuer)

                      Common Stock, $.05 Par Value
-------------------------------------------------------------------------
                     (Title of Class of Securities)

                               9251311 04
-------------------------------------------------------------------------
                             (CUSIP Number)


                   Roy Azarnoff, Secretary/Treasurer
                   ---------------------------------
                    21550 Oxnard Street, Suite 830,
                    -------------------------------
               Woodland Hills, CA 91367, (818) 676-0404
               ----------------------------------------
       (Name, Address and Telephone Number of Person Authorized
                to Receive Notices and Communications)

                           February 23, 1999
                           -----------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box [   ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 9251311 04                                         Page 2 of 15

1.   Name of Reporting Persons
     I.R.S. Identification No. of above Person (entities only) - Voluntary

          Three R Associates, Inc.

2.   Check the Appropriate Box If a Member of a Group
                                                       [   ] A
                                                       [ X ] B
3.   Sec Use Only


4.   Source of Funds:  OO

5.   Check box if disclosure of legal proceedings is required pursuant to
     Items 2(d) or 2(e)                                             [   ]

6.   Citizenship or Place of Organization:   California


         Number of    7.  Sole Voting Power            21,936,981
          Shares
       Beneficially
         Owned by     8.  Shared Voting Power          6,420,580
           Each
         Reporting
          Person      9.  Sole Dispositive Power       21,936,981
          With

                      10. Shared Dispositive Power     None

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 28,357,561

12.  Check If the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13.  Percent of Class Representing by Amount in Row (11): 66.2%

14.  Type of Reporting Person: CO

CUSIP NO. 9251311 04                                         Page 3 of 15

1.   Name of Reporting Persons
     I.R.S. Identification No. of above Person (entities only) - Voluntary

          Lois Rezler

2.   Check the Appropriate Box If a Member of a Group
                                                       [   ] A
                                                       [ X ] B
3.   Sec Use Only


4.   Source of Funds: OO

5.   Check box if disclosure of legal proceedings is required pursuant to
     Items 2(d) or 2(e)                                             [   ]

6.   Citizenship or Place of Organization:   United Kingdom.


         Number of    7.  Sole Voting Power            None
          Shares
       Beneficially
         Owned by     8.  Shared Voting Power          28,357,561
           Each
         Reporting
          Person      9.  Sole Dispositive Power       None
          With

                      10. Shared Dispositive Power     28,357,561

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 28,357,561

12.  Check If the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13.  Percent of Class Representing by Amount in Row (11): 66.2%

14.  Type of Reporting Person: IN

CUSIP NO. 9251311 04                                         Page 4 of 15

1.   Name of Reporting Persons
     I.R.S. Identification No. of above Person (entities only) - Voluntary

          Daniel L. Azarnoff

     Check the Appropriate Box If a Member of a Group
                                                       [   ] A
                                                       [ X ] B
3.   Sec Use Only


4.   Source of Funds:  OO

5.   Check box if disclosure of legal proceedings is required pursuant to
     Items 2(d) or 2(e)                                             [   ]

6.   Citizenship or Place of Organization: U.S.A.


         Number of    7.  Sole Voting Power            None
          Shares
       Beneficially
         Owned by     8.  Shared Voting Power          28,357,561
           Each
         Reporting
          Person      9.  Sole Dispositive Power       None
          With

                      10. Shared Dispositive Power     28,357,561

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 28,356,561

12.  Check If the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13.  Percent of Class Representing by Amount in Row (11): 66.2%

14.  Type of Reporting Person: IN

CUSIP NO. 9251311 04                                         Page 5 of 15

1.   Name of Reporting Persons
     I.R.S. Identification No. of above Person (entities only) - Voluntary

          Roy S. Azarnoff

2.   Check the Appropriate Box If a Member of a Group
                                                       [   ] A
                                                       [ X ] B
3.   Sec Use Only


4.   Source of Funds:  OO

5.   Check box if disclosure of legal proceedings is required pursuant to
     Items 2(d) or 2(e)                                             [   ]

6.   Citizenship or Place of Organization: U.S.A.


         Number of    7.  Sole Voting Power            None
          Shares
       Beneficially
         Owned by     8.  Shared Voting Power          28,357,561
           Each
         Reporting
          Person      9.  Sole Dispositive Power       None
          With

                      10. Shared Dispositive Power     28,357,561

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  28,357,561

12.  Check If the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13.  Percent of Class Representing by Amount in Row (11): 66.2%

14.  Type of Reporting Person: IN

CUSIP NO. 9251311 04                                         Page 6 of 15

1.   Name of Reporting Persons
     I.R.S. Identification No. of above Person (entities only) - Voluntary

     Cytodyn(R) of New Mexico, Inc.

2.   Check the Appropriate Box If a Member of a Group
                                                       [   ] A
                                                       [ X ] B
3.   Sec Use Only


4.   Source of Funds:  OO

5.   Check box if disclosure of legal proceedings is required pursuant to
     Items 2(d) or 2(e)                                             [   ]

6.   Citizenship or Place of Organization: New Mexico

         Number of    7.  Sole Voting Power            None
          Shares
       Beneficially
         Owned by     8.  Shared Voting Power          None
           Each
         Reporting
          Person      9.  Sole Dispositive Power       4,280,387
          With

                      10. Shared Dispositive Power     None

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 4,280,387

12.  Check If the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13.  Percent of Class Representing by Amount in Row (11): 10%

14.  Type of Reporting Person: CO

CUSIP NO. 9251311 04                                         Page 7 of 15

1.   Name of Reporting Persons
     I.R.S. Identification No. of above Person (entities only) - Voluntary

     Allen D. Allen

2.   Check the Appropriate Box If a Member of a Group
                                                       [   ] A
                                                       [ X ] B
3.   Sec Use Only


4.   Source of Funds:  OO

5.   Check box if disclosure of legal proceedings is required pursuant to
     Items 2(d) or 2(e)                                             [   ]

6.   Citizenship or Place of Organization: U.S.A.

         Number of    7.  Sole Voting Power            None
          Shares
       Beneficially
         Owned by     8.  Shared Voting Power          None
           Each
         Reporting
          Person      9.  Sole Dispositive Power       2,140,193
          With

                      10. Shared Dispositive Power     4,280,387

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 6,420,580

12.  Check If the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13.  Percent of Class Representing by Amount in Row (11): 15%

14.  Type of Reporting Person: IN

CUSIP NO. 9251311 04                                         Page 8 of 15

ITEM 1.   SECURITY AND ISSUER

          Common Stock, $.05 par value

          Versailles Capital Corporation
          12550 Oxnard Street, Suite 830
          Woodland Hills, California 91367

ITEM 2.   IDENTITY AND BACKGROUND

     The following are the reporting persons covered by this Report:

     (i) Three R Associates, Inc. ("Three R"), which owns 21,936,981 shares of the Issuers $.05 par value common stock ("Common Stock"), and holds an irrevocable proxy to vote 2,140,193 shares of Common Stock held of record by Allen D. Allen, and 4,280,387 shares of Common Stock held of record by Cytodyn (R) of New Mexico, Inc. ("Cytodyn (R)"). Three R entered into an Agreement with British Lion, Inc. ("British Lion"), whereby Three R will not sell its shares of British Lion (or shares of the surviving corporation received in connection with the anticipated merger with a public company ) for a period of two (2) years from date of issuance.

     (ii) Lois Rezler, a  director and shareholder of Three R.

    (iii) Daniel L. Azarnoff, a  director and shareholder of Three R.

     (iv) Roy S. Azarnoff, a  director and shareholder of Three R.

     (v) Cytodyn (R), Inc. ("Cytodyn (R)"), which owns 4,280,387 shares of Common Stock. Cytodyn (R) entered into a Termination, Sale and Shareholder Agreement by and among Three R Associates, Inc, Allen
          D. Allen and Cytodyn(R), dated August 1, 1998, whereby Cytodyn (R) agreed to the following provisions: (i) to grant an irrevocable proxy to vote its shares to Three R; (ii) not to sell its shares in the surviving public company for a period of two (2) years from date of issuance; and (iii) to grant a first right to purchase its shares to Lois Rezler, Daniel L. Azarnoff and Roy S. Azarnoff, directors of Three R.

     (vi) Allen D. Allen ("Allen"), who owns 2,140,193 shares of Common
          Stock and the managing director and sole shareholder of all voting stock of Cytodyn (R). Allen entered into a Subscription, Share Restriction and Proxy Agreement among Allen, British Lion and Three R, dated October 23, 1998, whereby Allen agreed to the following provisions: (i) to grant an irrevocable proxy to vote his shares to Three R; (ii) not to sell his shares in the surviving public company for a period of two (2) years from date of issuance; and (iii) to grant a first right to purchase his shares to Lois Rezler, Daniel L. Azarnoff and Roy S. Azarnoff, directors of Three R.

CUSIP NO. 9251311 04                                         Page 9 of 15

     Three R. Associates, Inc., a California corporation, has its principal office at 21550 Oxnard Street, Suite 830, Woodland Hills, California 91367, and its principal business consists of Pharmaceutical Development.

     Lois Rezler is a citizen of the United Kingdom, with her business address at 21550 Oxnard Street, Suite 830, Woodland Hills, CA 91367, and her present principal occupation is as president and director of Western Center for Clinical Studies, Inc.; vice-president of regulatory affairs for Entropin, Inc.; and, serves as a director on the boards of Three R and the Issuer.

     Daniel L. Azarnoff is a citizen of the United States, with his business address at 21550 Oxnard Street, Suite 830, Woodland Hills, CA 91367, and his present principal occupation is as a director and President of Entropin, Inc.; vice-president and director of Western Center for Clinical Studies, Inc., and serves as a director on the board of various companies, including Three R and the Issuer.

     Roy S. Azarnoff is a citizen of the United States, with his business address at 21550 Oxnard Street, Suite 830, Woodland Hills, CA 91367, and his present principal occupation is as Secretary/Treasurer and director of Issuer; chief operating officer of Entropin, Inc., and secretary/treasurer and director of Western Center for Clinical Studies, Inc.

     Cytodyn(R) is a New Mexico corporation with its principal office at 21550 Oxnard Street, Suite 830, Woodland Hills, CA 91367, and its principal business consists of Pharmaceutical Research & Development.

     Allen D. Allen a citizen of the United States, with his business address at 21550 Oxnard Street, Suite 830, Woodland Hills, CA 91367, and his present principal occupation is as Chairman of the Board and Managing Director of Cytodyn (R).

     During the last five years, none of the reporting persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years none of the reporting persons listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On February 23, 1999 (the "Effective Date"), the Issuer completed a merger between its wholly-owned subsidiary, Amerimmune, Inc.("Amerimmune"), and British Lion Medical, Inc. (British Lion), pursuant to an Agreement and Plan of Merger dated February 17, 1999 ("Merger"). In

CUSIP NO. 9251311 04                                        Page 10 of 15

connection with the merger, each share of Common Stock of British Lion issued and outstanding on the Effective Date was exchanged for 7.13397 shares of the Issuer's Common Stock, resulting in the shareholders of British Lion acquiring approximately 97 percent of the outstanding voting shares of the Issuer. Each of the reporting persons in Item 2 received their shares of the Issuer's Common Stock in exchange for their shares of British Lion.

     At the Effective Date, Amerimmune succeeded to the business of British Lion and became engaged in the pharmaceutical business with the primary purpose of developing Cytolin(R), a drug designed to protect the immune system. Incorporated in California in August 1997, British Lion entered into a Patent and Trademark License Agreement with Three R Associates dated October 24, 1998, to obtain an irrevocable, exclusive worldwide license to use the technology and all improvements, applications and patents for any improvement which may be acquired by Three R, in exchange for shares of British Lion stock. Previously, Three R had entered into a Termination, Sale and Shareholder Agreement with Allen D. Allen and Cytodyn(R), dated August 1, 1998 ("Termination, Sale and Shareholder Agreement"), whereby:
(i) Cytodyn(R) would relinquish the exclusive license to use the technology and patents previously granted by Allen, and assign the trademark name to Three R in exchange for shares of British Lion stock; and (ii) Allen would convey all United States Patent rights, foreign patent rights, and all technological know-how underlying the drug, Cytolin(R), to Three R. Upon completion of the Merger, Three R, Cytodyn(R) and Allen received their respective shares of British Lion stock which were exchanged for the respective number of the Issuer's Common Stock as reported in Item 2 of this Schedule 13D.

     Pursuant to the Termination, Sale and Shareholder Agreement, Cytodyn(R): (i) granted an irrevocable proxy coupled with interest to vote its shares of the Issuer's Common Stock received in the Merger exchange, to Three R which is solely owned by Lois Rezler, Daniel L. Azarnoff and Roy S. Azarnoff, officers and directors of the Issuer; and (ii) a first right of refusal to purchase its stock to Lois Rezler, Daniel L. Azarnoff and Roy S. Azarnoff, directors of the Issuer; and, (iii) agreed not to sell any of its shares of Stock or the Issuer's Common Stock received in the Merger exchange during the period ending August 1, 2000. Purusant to a Subscription, Share Restrictions and Proxy Agreement between British Lion, Allen D. Allen and Three R, dated October 23, 1998 ("Subscription Agreement"), Allen: (i) granted an irrevocable proxy coupled with interest to vote his shares of the Issuer's Common Stock received in the Merger exchange, to Three R which is solely owned by Lois Rezler, Daniel L. Azarnoff and Roy S. Azarnoff, directors of the Issuer; and (ii) a first right of refusal to purchase his stock to Lois Rezler, Daniel L. Azarnoff and Roy S. Azarnoff, directors of the Issuer; and, (iii) agreed not to sell any of his shares of Stock or the Issuer's Common Stock received in the Merger exchange during the period ending October 23, 2000. In addition, Three R has agreed not to sell any of its shares of British Lion's Stock (or the Issuer's Common Stock received in the Merger exchange) for a period of two (2) years from date of issuance.

ITEM 4.   PURPOSE OF TRANSACTION

CUSIP NO. 9251311 04                                        Page 11 of 15

     Other than as described in Item 3 above, the reporting persons listed above have no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Three R beneficially owns 28,357,561 shares of the Common Stock which represents 66.2% of the Issuer's outstanding Common stock as of February 23, 1999.

          Lois Rezler, an officer and director of Three R, beneficially owns 28,357,561 shares of the Common Stock which represents 66.2% of the Issuer's outstanding Common stock as of February 23, 1999.

CUSIP NO. 9251311 04                                        Page 12 of 15

          Daniel L. Azarnoff, an officer and director of Three R, beneficially owns 28,357,561 shares of the Common Stock which represents 66.2% of the Issuer's Common stock as of February 23, 1999.

          Roy S. Azarnoff, an officer and director of Three R, beneficially owns 28,357,561 shares of the Common Stock which represents 66.2% of the Issuer's outstanding Common stock as of February 23, 1999.

          Cytodyn(R) beneficially owns 4,280,387 shares of the Common Stock which represents 10% of the Issuer's outstanding Common stock as of February 23, 1999.

          Allen D. Allen beneficially owns 6,420,580 shares of the Common Stock which represents 15% of the Issuer's outstanding Common stock as of February 23, 1999.

          All of the reporting persons listed above may be considered a "group" within the meaning of Section 13(d) of the Act. Together they beneficially own 28,357,561 shares, which represents 66.2% of the Issuer's outstanding Common Stock as of February 23, 1999.

     (b) As of February 23, 1999, Three R has sole power to vote or direct the vote of an aggregate of 28,357,561 shares (21,936,981 shares owned by Three R and an irrevocable proxy to vote 6,420,580 shares held of record by Cytodyn(R) and Allen). Three R has sole power to dispose or direct the disposition of 21,936,981.

          As of February 23, 1999, Lois Rezler, Daniel L. Azarnoff and Roy
          S. Azarnoff , as directors of Three R, each have the shared power to vote or to direct the vote of an aggregate of 28,357,561 shares (21,936,981 shares held of record by Three R and an irrevocable proxy to vote 6,420,580 shares held of record by Cytodyn(R) and Allen). Lois Rezler, Daniel L. Azarnoff and Roy
          S. Azarnoff, as directors of Three R, each have the shared power to dispose or direct the disposition of 21,936,981 held of record by Three R.

          As of February 23, 1999, Cytodyn(R) has sole power to dispose or direct the disposition of 4,280,387 shares of the Common Stock Subject to a Subscription Agreement referenced in Item 2 above. Cytodyn(R) granted an irrevocable proxy to vote its shares to Three R, and has no power to vote its shares.

          As of February 23, 1999, Allen has sole power to dispose or direct the disposition of 2,140,193 shares of the Common Stock and the shared power to dispose or direct the disposition of 4,280,387 shares of the Common Stock. Allen granted an irrevocable proxy to vote its shares to Three R, and has no power to vote its shares.

CUSIP NO. 9251311 04                                        Page 13 of 15

     (c) Other than the transactions described in Item 3 above, there have been no transactions in the class of securities reported on that in the past 60 days or since the most recent filing of Schedule 13D by the persons named in paragraph (a).

     (d) No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported herein.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as described in Item 3, the reporting persons listed above have no contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 2.1 Agreement and Plan of Merger, dated February 17, 1999, by and among Versailles Capital Corporation, Amerimmune, Inc. and British Lion Medical, Inc.*

     Exhibit 3.3 Articles of Merger, as filed with the Colorado Secretary of State on February 23, 1999.*

     Exhibit 10.1 Patent and Trademark License Agreement between British Lion Medical, Inc. and Three R Associates, Inc., dated October 24, 1998.*

     Exhibit 10.2 Termination, Sale and Shareholder Agreement by and among Three R Associates, Inc., Allen D. Allen and Cytodyn(R) of New Mexico, Inc., dated August 1, 1998.*

     Exhibit 10.4 Subscription, Share Restriction and Proxy Agreement between British Lion Medical, Inc. and Allen D. Allen, dated October 23, 1998.*

     __________________
     *Incorporated by reference from the numbered exhibits filed with the Issuer's Current Form 8-K, dated March 10, 1999.

CUSIP NO. 9251311 04                                        Page 14 of 15

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     Dated:  March 10, 1999        THREE R ASSOCIATES, INC.



                                   By /s/ LOIS REZLER
                                     ---------------------------------
                                       Name: Lois Rezler
                                       Title: President


     Dated: March 10, 1999         LOIS REZLER


                                   /s/ LOIS REZLER
                                   ----------------------------------
                                   LOIS REZLER

     Dated: March 10, 1999         DANIEL L. AZARNOFF


                                   /s/ DANIEL L. AZARNOFF
                                   ----------------------------------
                                   DANIEL L. AZARNOFF


     Dated: March 10, 1999         ROY S. AZARNOFF


                                   /s/ ROY S. AZARNOFF
                                   ----------------------------------
                                   ROY S. AZARNOFF

     Dated: March 10, 1999         CYTODYN(R), INC.



                                   By /s/ ALLEN D. ALLEN
                                     --------------------------------
                                       Name: Allen D. Allen
                                       Title: President

CUSIP NO. 9251311 04                                        Page 15 of 15

     Dated: March 10, 1999         ALLEN D. ALLEN


                                   /s/ ALLEN D. ALLEN
                                   ----------------------------------
                                   ALLEN D. ALLEN




ATTENTION:     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)